TRANSLATION CERTIFICATE

TO: Timmins Gold Corp. (the "Company")

I refer to the Mining Agreement between Molimentales del Noroeste, S.A. de C.V., and Evonik Degussa Mexico, S.A. de C.V., dated October 1, 2012, regarding cyanide supply (the "**Agreement**").

I, T. CAROLINA CASANOVA, hereby certify that that this is a true and correct copy of its original in Spanish. This translation is made upon my best knowledge, comprehension and understanding of my professional liability, not being responsible for its legal contents. The English version of the Agreement totalling 26 pages is, in all material respects, an accurate translation of the Spanish language version thereof.

DATED in Chihuahua, Chihuahua, Mexico, on this fourth day of February, 2014.

Casanova

Name: T. CAROLINA CASANOVA

T. CAROLINA CASANOVA
Certified Translator
Authorization No. 1416611-S-VIII
Date: 2/04/2014

Michigan 2801-A Chihuahua, Chihuahua Mexico 31214 ccasanov@prodigy.net.mx